EXHIBIT 99.20

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2017 (the “Form 40-F”), I, Sergio Castro, Registered Member of the Chilean Mining Commission, hereby consent to the use of my name in connection with the mineral reserve estimates for the El Peñón Mine as at December 31, 2017 (the “Estimates”) and to the inclusion of references to and summaries of the Estimates (the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statements on Form F-3D (File No. 333-217016) and on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

By: /s/ Sergio Castro
Name: Sergio Castro
Title:     Registered Member of the Chilean Mining Commission

March 28, 2018